[redacted]

14049830

SE... ...MISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden | |
| hours per response...... | 12.00 |

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

CM

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66242 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIONDO ASSET MANAGEMENT, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 ROUTE 6 & 209, PO BOX 909
(No. and Street)

| MILFORD | PA | 18337 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH P. BIONDO (570) 296-5525
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA, PC
(Name – *if individual, state last, first, middle name*)

| 4 EXECUTIVE BOULEVARD, SUITE 304 | SUFFERN | NY | 10901 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



M 3/27

## OATH OR AFFIRMATION

I, JOSEPH P. BIONDO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIONDO ASSET MANAGEMENT, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
NANCY L CONKLIN
Notary Public
MILFORD TWP., PIKE COUNTY
My Commission Expires Oct 26, 2017

Signature

CHIEF INVESTMENT OFFICER
Title

Nancy L Conklin
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BIONDO ASSET MANAGEMENT, LLC
## (A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

## FINANCIAL STATEMENTS

## DECEMBER 31, 2013

# BIONDO ASSET MANAGEMENT, LLC
**(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)**

## TABLE OF CONTENTS

SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

## Independent Auditor's Report

To the Member
Biondo Asset Management, LLC

### Report on the Financial Statements

We have audited the accompanying statements of Biondo Asset Management, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biondo Asset Management, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

*SRV CPA, PC*

Suffern, New York
February 27, 2014

# BIONDO ASSET MANAGEMENT, LLC
## (A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

## STATEMENT OF FINANCIAL CONDITION

| | | DECEMBER 31, 2013 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 190,098 |
| Deposit with clearing organization | | 100,000 |
| Receivables from clearing organizations | | 22,686 |
| Prepaid expenses and other assets | | 31,416 |
| **Total Assets** | $ | 344,200 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accrued expenses | $ | 38,940 |
| Due to parent company | | 87,925 |
| **Total Liabilities** | | 126,865 |
| **Contingencies** | | |
| **Member's Equity** | | 217,335 |
| **Total Liabilities and Member's Equity** | $ | 344,200 |

*See accompanying notes.*

# BIONDO ASSET MANAGEMENT, LLC

## (A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

### STATEMENT OF OPERATIONS

| | | YEAR ENDED DECEMBER 31, 2013 |
|---|---|---|
| **Revenue** | | |
| Management fees | $ | 485,333 |
| Rule 12b-1 fees | | 153,595 |
| Commissions | | 42,779 |
| Other income | | 68,816 |
| Dividend and interest income | | 242 |
| **Total revenue** | | 750,765 |
| **Expenses** | | |
| Compensation, taxes and benefits | | 286,148 |
| Clearance and brokerage fees | | 321,988 |
| Professional fees | | 83,021 |
| Regulatory fees | | 15,754 |
| Rent | | 31,150 |
| Market data and research | | 11,330 |
| Travel and entertainment | | 10,889 |
| Office expense | | 12,465 |
| Stationery, printing and postage | | 5,041 |
| Communications | | 2,517 |
| Repairs and maintenance | | 9,817 |
| Insurance | | 6,714 |
| **Total expenses** | | 796,834 |
| **Net Loss** | $ | (46,069) |

## BIONDO ASSET MANAGEMENT, LLC
### (A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

### STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | | YEAR ENDED DECEMBER 31, 2013 |
|---|---|---|
| **Member's Equity at January 1, 2013** | $ | 323,404 |
| **Net Loss** | | (46,069) |
| **Distributions** | | (60,000) |
| **Member's Equity at December 31, 2013** | $ | 217,335 |

## BIONDO ASSET MANAGEMENT, LLC
### (A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

### STATEMENT OF CASH FLOWS

| | YEAR ENDED DECEMBER 31, 2013 |
|---|---|
| **Cash flows from operations** | |
| **Net loss** | $ (46,069) |
| *Adjustments to reconcile net loss to net cash used in operating activities:* | |
| Decrease in operating assets: | |
| Receivables from clearing organizations | 10,161 |
| Prepaid expenses and other assets | 193 |
| Increase in operating liabilities: | |
| Accrued expenses | (4,496) |
| Due to parent company | (21,352) |
| **Net cash used in operating activities** | (61,563) |
| **Cash flows from financing activities** | |
| Distributions to stockholders | (60,000) |
| **Net cash used in financing activities** | (60,000) |
| **Decrease in cash and cash equivalents** | (121,563) |
| **Cash and cash equivalents - beginning of the year** | 311,661 |
| **Cash and cash equivalents - end of the year** | $ 190,098 |

*See accompanying notes.*

***Note 1 - Organization and Nature of Operations***

Biondo Asset Management, LLC (the "Company") is a limited liability company and a wholly owned subsidiary of The Biondo Group, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company began operations as a broker-dealer on or about April 1, 2004.

The Company has agreements with other broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

***Note 2 - Summary of Significant Accounting Policies***

***Cash and cash equivalents*** - The Company considers cash on hand, demand deposits with banks, and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

***Securities Transactions and Revenue Recognition*** - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for the securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Management fees, which are earned from a related party, are recognized based on a percentage of investment advisory fees earned by the related party.

Rule 12b-1 fees are recognized as earned based on the daily average net assets of the assets under management in registered investment companies.

***Income Taxes*** - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. The Company is subject to PA Capital Franchise Taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

***Note 2 - Summary of Significant Accounting Policies (continued)***

***Income Taxes (continued)*** - The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2011, 2012 and 2013 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

***Use of Estimates in Financial Statements*** - The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2013 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

***Note 3 – Transactions with the Parent and Affiliates***

The Company provides brokerage services for Biondo Investment Advisors, LLC (the Affiliate) clients for which the Company incurs various costs and receives certain revenues. In addition, in accordance with FINRA rules, the Company has entered into an Expense Sharing Agreement with the Parent and Affiliate for which certain expenses are allocated between the companies. Such expenses include substantially all compensation (including officers), benefits, rent, occupancy and equipment rentals and general and administrative expenses reflected on the accompanying statement of operations. The amount due to the Parent at December 31, 2013 includes these charges.

Pursuant to this agreement and for performance of brokerage clearing services, the Company earns a management fee from the Affiliate which is based on 20% of investment advisory fees earned by the Affiliate. The Affiliate earns investment advisory fees in the period in which services are performed based on a percentage of assets under management. Substantially all commissions were earned from transactions related to clients of the Affiliate.

Pursuant to an agreement with The Biondo Family of Funds (the "Fund"), an investment company managed by the affiliate, and rule 12b-1 of the Investment Company Act of 1940, the Company will receive annual fees of up to .25% of the daily average net assets of the Fund, payable monthly, for expenses incurred in the promotion and distribution of the shares of the fund and for maintaining shareholder accounts. This agreement may also be canceled by either party upon sixty days written notice. The Company earned rule 12b-1 fees of $153,595 in 2013.

***Note 4 – Cash Segregated under Federal and other Regulations***

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

### *Note 5 – Employee Benefit Plan*

The Company has adopted a 401(k) profit sharing plan for the benefit of its eligible employees. The Company makes contributions to the profit sharing plan based upon a percentage of employee contributions at the discretion of its members. The Company made a safe-harbor contribution of $3,519 to the plan in 2013.

### *Note 6 –Clearing Deposit*

In accordance with the Company's clearing contract, the company is required to keep a deposit of $100,000 in a clearing deposit account with the clearing firm.

### *Note 7 – Net Capital Requirement*

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2013, the Company had net capital of $139,618 which was $131,160 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was .91 to 1.

### *Note 8 – Financial Instruments with Off-Balance Sheet Risk*

The customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts totaled $6,073,753 at December 31, 2013.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of these transactions did not have a material effect on the Company's consolidated financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary. In addition, the Company had sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2013.

### *Note 9 - Concentrations of Credit Risk*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash (including money market accounts) and the deposit with and the receivable from the clearing organization. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

### *Note 10 – Indemnifications*

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

### *Note 11 - Other Financial Information*

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for

| | |
|---|---|
| Interest | $764 |

### *Note 12 –Subsequent Events*

Subsequent events were considered through February 27, 2014, which is the date of the financial statements were available to be issued.

## BIONDO ASSET MANAGEMENT, LLC
### (A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

### SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1 OF THE SECURTIES AND EXCHANGE COMMISSION

| | DECEMBER 31, 2013 |
|---|---|
| Total member's equity | $ 217,335 |
| Add: Other (deductions) or allowable credits | |
| Excess fidelity bond deduction | (20,000) |
| Deductions and/or charges: | |
| Receivable from broker | 9,842 |
| Prepaid expenses and other assets | 44,280 |
| | 54,122 |
| Net capital before haircuts on securities positions | 143,213 |
| Haircuts on securities | (3,595) |
| Net capital | $ 139,618 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital requires (6-2/3% of aggregated indebtness) | 8,458 |
| Minimum dollar net capital requirement | 5,000 |
| Net capital requirement (greater of above) | 8,458 |
| Excess net capital | $ 131,160 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | |
| Accrued expenses | $ 38,940 |
| Due to parent company | 87,925 |
| | 126,865 |
| Aggregate indebtedness | $ 126,865 |
| Ratio of aggregate indebtedness to net capital | 90.87% |

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A, filed on January 24, 2014.

# BIONDO ASSET MANAGEMENT, LLC
## (A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

### SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

**Independent Auditor's Supplemental Report on Internal Control Under SEC Rule 17A-5(g)(1)**

To the Member
Biondo Asset Management LLC

In planning and performing our audit of the financial statements of Biondo Asset Management LLC (a wholly owned subsidiary of The Biondo Group, LLC) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Biondo Asset Management LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Biondo Asset Management LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Biondo Asset Management LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Biondo Asset Management LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Biondo Asset Management LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Biondo Asset Management LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future

periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Biondo Asset Management LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

*SRV CPA, PC*

Suffern, New York
February 27, 2014

# BIONDO ASSET MANAGEMENT LLC

## AGREED UPON PROCEDURES

## DECEMBER 31, 2013

SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 www.srvcpa.com

**Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)**

To the Member
Biondo Asset Management LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SPIC) for the year ended December 31, 2013, which were agreed to by Biondo Asset Management LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Biondo Asset Management LLC's compliance with the applicable instructions of Form SIPC-7. Biondo Asset Management LLC's management is responsible for Biondo Asset Management LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (copy of disbursement) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*SRV, CPA PC*

Suffern, New York
February 27, 2014